EXHIBIT 8.4

February 19, 2008

Traders Bankshares, Inc.
303 Main Street
Spencer, West Virginia 25276

Re:	Certain Federal Income Tax Consequences of the Merger of Traders Bankshares, Inc., with and into TB Acquisition, Inc., a wholly-owned Subsidiary of Premier Financial Bancorp, Inc.

Ladies and Gentlemen:

We have acted as special counsel to Traders Bankshares, Inc., a West Virginia corporation (“Traders”), in connection with the merger (the “Merger”) of Traders with and into TB Acquisition, Inc., a West Virginia corporation (“Interim Company”), a wholly-owned subsidiary of Premier Financial Bancorp, Inc., a Kentucky corporation (“Premier”).  The Merger will be effected pursuant to the Agreement of Merger and the related Plan of Merger by and among Traders, Interim Company, and Premier, dated as of November 27, 2007 (collectively, the “Merger Agreement”).

In our capacity as counsel to Traders, our opinion has been requested with respect to certain specific material federal income tax consequences associated with the proposed Merger. In rendering this opinion, we have examined (i) the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury Regulations promulgated thereunder, (ii) the legislative history of applicable sections of the Code, and (iii) appropriate Internal Revenue Service and judicial authorities. In addition, we have relied upon certain information made known to us as more fully described below. All capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement, as appropriate, and, unless otherwise specified, all section references herein are to the Code.

In our capacity as counsel to Traders in the Merger, and for purposes of rendering the opinions expressed herein, we have examined and relied upon such documents as we have deemed appropriate, including:

(1) the Merger Agreement and exhibits thereto;

(2) such additional documents as we have considered relevant.

We have also made certain reasonable assumptions regarding material facts in connection with the Merger, which are further described below on behalf of Traders, Interim Company, and Premier.  Our opinion is based upon these representations, and they should be thoroughly reviewed in conjunction with the opinions rendered.

In connection with our review of the Merger Agreement, and the other documents described herein, we have assumed, with your consent, that all documents submitted to us as photocopies faithfully reproduce the originals thereof, that such originals are authentic, that all such documents have been or will be duly executed to the extent required and that all statements set forth in such documents are accurate. We also have assumed, without independent verification or investigation, that (i) we have been provided with true, correct and complete copies of all such documents, (ii) none of the documents has been amended or modified; (iii) all such documents are in full force and effect in accordance with the terms thereof; (iv) there are no other documents which affect the opinions hereinafter set forth; and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject matter thereof.  We have further assumed that any representations or statements made "to the best knowledge of" or similarly qualified, are true and correct without such qualification. With your permission, we have also assumed certain other factual matters set forth more fully below.

We have not made an independent investigation of the registration statement.  Consequently, we have relied upon the information presented in the documents or otherwise furnished to us accurate and complete in describing all material relevant facts.

You have advised us that the proposed Merger: (i) will improve the convenience and needs of the communities currently served by Traders and Premier; and (ii) will provide a vehicle for growth and potential geographic diversification for Traders and Premier.  To achieve these goals, the following will occur pursuant to the Agreement:

(1)           The authorized capital stock of Traders consists of 360,000 shares of common stock, par value of $5.00 per share (“Traders Common Stock”), of which 180,000 shares are issued and outstanding and will be issued and outstanding on the date of the Merger Agreement;

(2)           Traders will merge with and into Interim Company, a wholly owned subsidiary of Premier, pursuant to the terms of the Merger Agreement and the laws of the State of West Virginia.  Traders’ separate corporate existence will cease to exist, and Interim Company will be the surviving corporation. Thereafter, Interim Company will continue to be a wholly-owned subsidiary of Premier and will continue to operate the businesses of Traders conducted prior to the Merger or use a significant portion of Traders’ assets in its business;

(3)           Each share of Traders Common Stock (excluding shares held by Traders stockholders who perfect their dissenters’ rights of appraisal) issued and outstanding immediately prior to the Effective Time of the Merger, as defined in the Merger Agreement, (the “Merger Date”) shall, as of the Merger Date, by virtue of the Merger and without any action on the part of the holders thereof, be converted into and exchanged for the right to receive (i) 3.75 shares of common stock of Premier (“Premier Common Stock”) (subject to the potential for adjustment as set forth in Section 8.1 (j) or (k) of the Merger Agreement) and (ii) cash in the amount of $50 per share from Premier in accordance with the Merger Agreement;

(4)           On the Merger Date, the holders of certificates representing Traders Common Stock, including holders of Dissenting Shares, shall cease to have any rights as stockholders of Traders.

With your consent, and the consent of Premier, we have also assumed that the following statements of fact are true as of the date hereof and will be true as of the Merger Date.  Jackson Kelly PLLC has not independently verified the completeness and accuracy of any of the following assumptions.  Jackson Kelly PLLC is relying on these assumptions in rendering the opinions contained herein:

(1)           The Merger will be consummated in compliance with the material terms of the Merger Agreement, and none of the material terms and conditions therein have been waived or modified, and neither Traders nor Premier has any plan or intention to waive or modify any material conditions of the Merger Agreement.

(2)           The amount of stock and cash received by the stockholders of Traders under the Merger Agreement was negotiated at arms-length and, accordingly, should be approximately equal to the fair market value of the Traders Common Stock surrendered in exchange therefore.

(3)           No less than 40% (including cash consideration paid to stockholders for fractional shares and to stockholders who exercise dissenters’ appraisal rights) of the value of the aggregate consideration issued to Traders stockholders, in connection with the Merger, shall consist of continuing proprietary interest in Premier represented by Premier Common Stock.

(4)           Interim Company will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Traders immediately prior to the Merger, for purposes of this representation, amounts paid by Traders to dissenters, amounts paid by Traders to stockholders who receive cash or other property, Traders assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Traders immediately preceding the transfer, may be included as assets of Traders held immediately prior to the Merger.

(5)           On Merger Date, Premier will be in control of Interim Company within the meaning of Section 368(c) of the Code.  Code Section 368(c) defines control to mean ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of each other class of stock of the corporation.

(6)           Following the Merger, Interim Company has no plan or intention to issue additional shares of its stock that would result in Premier losing control of Interim Company within the meaning of Section 368(c) of the Code.

(7)           Neither Premier nor any “related person” with respect to Premier within the meaning of Treasury Regulation Section 1.368-1(e)(4): (i) has purchased or will purchase any Traders Common Stock with consideration other than Premier Common Stock (other than as required by the Merger Agreement), or has furnished cash or other property directly or indirectly in connection with redemptions of Traders Common Stock or distributions by Traders to Traders stockholders, in connection with or in contemplation of the Merger, or (ii) except for cash paid in lieu of fractional interests or Premier Common Stock pursuant to the Merger, has any plan or intention to purchase, redeem, or otherwise reacquire any of the Premier Common Stock issued in connection with the Merger.

(8)           Premier has no plan or intention to liquidate Interim Company; to merge Interim Company with or into another corporation other than Traders; to sell or otherwise dispose of the stock of Interim Company except for transfers of stock to corporations controlled by Premier; or to cause Interim Company to sell or otherwise dispose of any of its assets or of any of the assets acquired from Traders, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by Premier.

(9)           At the time of the Merger, the only class of issued and outstanding stock of Traders will be the Traders Common Stock.

(10)           The Traders Common Stock to be surrendered by each stockholder of Traders will not be subject to any liability, and neither Premier nor Interim Company will assume any liability with respect to the surrendered Traders Common Stock.

(11)           At the time of the Merger, Interim Company will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Interim Company that, if exercised or converted, would affect Premier’s acquisition or retention of control of Interim Company, as defined in Section 368(c) of the Code.

(12)           The liabilities of Traders assumed by Interim Company and the liabilities to which the transferred assets of Traders are subject were incurred by Traders in the ordinary course of its business.

(13)           Following the Merger, Interim Company will either continue the historic business of Traders or use a significant portion of Traders’ historic business assets in its business.

(14)           Premier, Interim Company, Traders and the stockholders of Traders will pay their respective expenses, if any, incurred in connection with the Merger.

(15)           There is no intercorporate indebtedness existing between Premier and Traders or between Traders and Interim Company that was issued, acquired, or will be settled at a discount.

(16)           None of the compensation received, or to be received, by any stockholder-employees of Traders will be separate consideration for, or allocable to, any of their shares of Traders Common Stock; none of the cash received, or to be received, by any stockholder-employees of Traders pursuant to the Merger will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any stockholder-employees of Traders will be for services actually rendered, or to be rendered, and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

(17)           The Merger Agreement and documents, agreements and other matters specifically identified therein represent the entire understanding of Premier, Interim Company, and Traders with respect to the Merger contemplated thereby, and the Merger will be effected in accordance with the Merger Agreement.

(18)           The Merger is being undertaken for one or more valid business purposes, including those described herein.

(19)           The Merger of Traders with and into Interim Company will qualify as a statutory merger under the laws of the State of West Virginia.

(20)           For both Premier and Interim Company, not more than 25% of the fair market value of its adjusted total assets consists of stock and securities of any one issuer, and not more than 50% of the fair market value of its adjusted total assets consists of stock and securities of five or fewer issuers. For purposes of the preceding sentence, (i) a corporation's adjusted total assets exclude cash, cash items (including accounts receivable and cash equivalents), and United States government securities, (ii) a corporation's adjusted total assets exclude stock and securities issued by any subsidiary at least 50% of the voting power or 50% of the total fair market value of the stock of which is owned by the corporation, but the corporation is treated as owning directly a ratable share (based on the percentage of the fair market value of the subsidiary's stock owned by the corporation) of the assets owned by any such subsidiary, and (iii) all corporations that are members of the same "controlled group" within the meaning of Section 1563(a) of the Code are treated as a single issuer.

(21)           Neither Premier nor Interim Company is under the jurisdiction of a court in a case under Title 11 of the United States Code, a receivership, foreclosure, or similar proceeding in a federal or state court.

(22)           At the Merger Date, the fair market value of the assets of Traders will exceed the liabilities plus the amount of liabilities, if any, to which the assets are subject.

(23)           Premier will not take any position on any Federal, state or local income tax return or franchise tax return, or take any other action or reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code or with the representations made herein.

(24)           Prior to and in connection with the Merger, (i) Traders has not redeemed (and will not redeem) any Traders Common Stock and has not made (and will not make) any extraordinary distributions with respect thereto, and (ii) the persons that are related to Traders within the meaning of Treasury Regulation § 1.368-1(e)(4) (determined without regard to Treasury Regulation § 1.368-1(e)(4)(i)(A)), have not acquired (and will not acquire) Traders Common Stock from any holder thereof with consideration other than either Traders Common Stock or Premier Common Stock (other than as required by the Merger Agreement).

(25)           For Traders, not more than 25% of the fair market value of its adjusted total assets consists of stock and securities of any one issuer, and not more than 50% of the fair market value of its adjusted total assets consists of stock and securities of five or fewer issuers. For purposes of the preceding sentence, (i) a corporation's adjusted total assets exclude cash, cash items (including accounts receivable and cash equivalents), and United States government securities, (ii) a corporation's adjusted total assets exclude stock and securities issued by any subsidiary at least 50% of the voting power or 50% of the total fair market value of the stock of which is owned by the corporation, but the corporation is treated as owning directly a ratable share (based on the percentage of the fair market value of the subsidiary's stock owned by the corporation) of the assets owned by any such subsidiary, and (iii) all corporations that are members of the same "controlled group" within the meaning of Section 1563(a) of the Code are treated as a single issuer.

(26)           Traders is not under the jurisdiction of a court in a case under Title 11 of the United States Code, a receivership, foreclosure, or similar proceeding in a federal or state court.

(27)           No stock of Interim Company will be issued in the Merger.

(28)           The payment of cash in lieu of fractional shares of Premier is solely for the purpose of avoiding the expense and inconvenience to Premier of issuing fractional shares and does not represent separately bargained-for consideration.  The total cash consideration that will be paid in the transaction to the Traders stockholders instead of issuing fractional shares of Premier Common Stock will not exceed one percent of the total consideration that will be issued in the transaction to the Traders stockholders in exchange for their shares of Traders Common Stock.  The fractional share interest of each Traders stockholder will be aggregated, and no Traders stockholder will receive cash in an amount equal to or greater than the value of one full share of Premier Common Stock.

(29)           Traders will not take any position on any Federal, state or local income tax return or franchise tax return, or take any other action or reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code or with the representations made herein.

On the basis of the foregoing in reliance upon the assumptions described herein, and assuming that the Merger will be consummated in accordance with the Plan of Merger, we are of the opinion that for federal income tax purposes:

(1)           The Internal Revenue Service has indicated that is considers 40% continuity of proprietary interest to be sufficient for purposes of satisfying the continuity of proprietary interest requirement of Treasury Regulation § 1.368-1(e).  See, Treas. Reg. § 1.368-1T(e)(2)(v)(ex.1).  Additionally, the Supreme Court of the United States found that 38% continuity of proprietary interest was sufficient to satisfy the reorganization requirements.  See, John A. Nelson Co., v. Helvering, 296 U.S. 374 (1935).  In the Merger, the total amount of equity consideration to be received by Traders stockholders that will constitute a continuity of proprietary interest is anticipated to be less than 50% but more than 40% of the total consideration to be received by Traders stockholders.  Accordingly, to the extent that the value of the Premier Common Stock received by Traders stockholders in exchange for Traders Common Stock exceeds 40% of the total consideration received by such stockholders (including for such purposes cash issued for fractional shares and cash issued to dissenting stockholders) and based upon Treas. Reg. § 1.368-1T(e)(2)(v)(ex.1) and the holding of Nelson, the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) and 368(a)(2)(D) of the Code.  Premier, Interim Company, and Traders will all be considered a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(2)           Under the terms of the Merger, Traders stockholders will receive both cash and Premier Common Stock in exchange for their Traders Common Stock.  Upon the exchange of stock, no gain or loss will be recognized by the stockholders of Traders who exchange their Traders Common Stock solely for Premier Common Stock pursuant to the Merger.  Upon the exchange of cash for Traders Common Stock, INCLUDING CASH FOR FRACTIONAL SHARES, Traders stockholders will recognize gain, but not in an amount in excess of the amount of cash received.  With respect to the receipt of cash, Traders stockholders will have their cash treated as if it were received as a distribution in redemption of that stockholder’s Premier Common Stock, and the receipt of the cash will be taxable subject to the provisions and limitations of section 302 of the Code.  Under section 302(b)(2) of the Code, the deemed redemption of the Premier Common Stock should be treated as a “substantially disproportionate redemption” with respect to each Traders stockholder, and accordingly, should be treated as a sale or exchange of property.  If a Traders stockholder has held his or her stock for more than one year, the gain should be treated as long-term capital gain, provided that the Traders Common Stock was a capital asset in the hands of the Traders stockholder on the Merger Date.

(3)           The payment of cash to Traders stockholders in exchange for Traders Common Stock pursuant to the exercise of dissenter's rights will be treated as having been received as a distribution in redemption of such stockholder’s Traders Common Stock, subject to the provisions and limitations of Section 302 of the Code.  Where as a result of such distribution a stockholder owns no Traders Common Stock either directly or through the application of Section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of Section 302(b)(3) of the Code and such cash will be treated as a distribution in full payment in exchange for his or her Traders Common Stock, as provided in Section 302(a) of the Code.  Under Section 1001 of the Code, gain or (subject to the limitations of Section 267 of the Code) loss will be realized and recognized to such stockholders in an amount equal to the difference between the amount of such cash and the adjusted basis of the Traders Common Stock surrendered, as determined under Section 1011 of the Code.  If a Traders stockholder has held his or her stock for more than one year, the gain should be treated as long-term capital gain, provided that the shares were held as a capital asset on the date of the exchange

(4)           No gain or loss will be recognized by Premier, Interim Company, or Traders as a result of the Merger; and

(5)           The holding period of the Premier Common Stock received by Traders stockholders in exchange for Premier Common Stock will include the holding period of shares of Traders Common Stock so exchanged, provided that the Premier Common Stock is held as a capital asset at the Effective Time.

Our opinion represents our best judgment of how a court would decide, if presented with the issues addressed herein and is not binding on the Internal Revenue Service or any court.  Our opinion is not the equivalent of a ruling from the Internal Revenue Service and may upon audit be challenged by the Internal Revenue Service.  Thus, no assurances can be given that a position taken in reliance on our opinion will not be challenged by the IRS or rejected by a court.

Our opinion is based on the understanding that the relevant facts are, and will be at the Merger Date, as set forth in this letter.  It is also based on the Code, Treasury Regulations, case law and Internal Revenue Service rulings as they now exist.  These authorities are all subject to change and such change may be made with retroactive effect.  Were there to be such changes either before or after the Purchase Date and Merger Date, or should the relevant facts prove to be other than as we have reviewed, our opinion could be affected.  We can give no assurance that after any such change our opinion would not be different.  We do not undertake to advise you of matters that may come to our attention subsequent to the date hereof and that may affect the opinions expressed herein, including, without limitation, future changes in applicable law.

Also, our opinion is based on the assumption, and we have assumed with your permission that the cash paid to Traders stockholders pursuant to the Merger (including, pursuant to a stockholder’s statutory dissent) will not exceed 20% of the value of all rights to shares of Traders outstanding as of the Merger Date.

In addition, our opinions are based solely on the documents that we have examined, the additional information that we have obtained (including, by way of example, but not limitation, the representations) and the statements set out herein, which we have assumed and you, and Premier have confirmed to be true on the date hereof and the date the Merger is consummated. Our opinions cannot be relied upon if any of the facts contained in such documents or if such additional information is, or later becomes, inaccurate, or if any of the statements set out herein is, or later becomes, inaccurate.

Our opinions do not address the tax consequences to certain Traders stockholders in light of their particular circumstances, including, by way of example, but not limitation, some or all of the following:  Traders stockholders who hold their Traders Common Stock other than as a capital asset, foreign stockholders, stockholders who are not United States citizens, tax exempt organizations, financial institutions, persons subject to the alternative minimum tax, insurance companies, retirement plans, and persons who acquired their Traders Common Stock as compensation.  Finally, our opinions are limited to the federal income tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger to any party, whether federal, state, local or foreign including, by way of example, but not limitation, tax consequences of a required change in accounting method, if any, or the termination of a bad debt reserve, if any.

The opinions expressed herein are solely for your benefit and the benefit of your stockholders and are being furnished only to you and your stockholders in connection with the Merger and solely for your and your stockholders’ benefit in connection therewith and may not be used or relied upon in any manner or for any purpose by any other person nor any copies published, communicated, quoted or otherwise made available in whole or in part to any other person or entity without our express prior written consent.  This letter is our opinion as to certain legal conclusions as specifically set forth herein and is not and shall not be deemed to be a representation or opinion as to any factual matters.  We hereby consent to the filing of this opinion as an exhibit to the S-4 Registration Statement to be filed in connection with the Merger.

Respectfully,

JACKSON KELLY PLLC

/s/ Robert G. Tweel
                                    Robert G. Tweel